

Bradford & Bingley

03 MAY 29 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


03022120

SUPPL

Tel. 01274 806106

19 May 2003

Dear Sir

<u>US Home Filing Exemption (12g3-2(b)) – Re 82-5154</u>

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Phil Kershaw
Deputy Company Secretary

dlw 6/3

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

Bradford & Bingley plc

Director appointment confirmation

Further to the announcement made on 29 April 2003, this is to confirm that Steve Webster joined the Board of Bradford & Bingley plc with effect from 1 May 2003 and that there is no information to be disclosed under sections 6.F.2(b) to (g) of the UK Listing Rules.

End
14 May 2003

Re 82-5154

Bradford & Bingley plc

Annual General Meeting 29 April 2003 - Special Business

Two copies of one resolution designated as Special Business approved by the shareholders at the Annual General Meeting of Bradford & Bingley plc held on 29 April 2003, were forwarded to the UK Listing Authority today. These documents will be available to the public for inspection at the Document Viewing Facility.

End
14 May 2003

Re 82-5154

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:18 30 Apr 2003
Number	5994K

30 April 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 558,574 of its ordinary shares on Wednesday, 30 April, 2003 at a price of 328.6682p per share.

END

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:52 1 May 2003
Number	6500K

1 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 90,000 of its ordinary shares on Thursday, 1 May, 2003 at a price of 326.2747p per share.

END

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:43 2 May 2003
Number	7039K

2 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 148,000 of its ordinary shares on Friday, 2 May, 2003 at a price of 326.1894 p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:21 6 May 2003
Number	7589K

6 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 202,000 of its ordinary shares on Tuesday, 6 May, 2003 at a price of 334.8763p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	17:16 7 May 2003
Number	8231K

7 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 215,000 of its ordinary shares on Wednesday, 7 May, 2003 at a price of 338.0501p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:48 8 May 2003
Number	8783K

8 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 390,000 of its ordinary shares on Thursday, 8 May, 2003 at a price of 333.8901p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:45 9 May 2003
Number	9371K

9 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 159,000 of its ordinary shares on Friday, 9 May, 2003 at a price of 335.8593p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:51 12 May 2003
Number	9941K

12 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 100,000 of its ordinary shares on Monday, 12 May, 2003 at a price of 336.9593p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:41 13 May 2003
Number	0519L

13 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 600,000 of its ordinary shares on Tuesday, 13 May, 2003 at a price of 342.8135p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:22 14 May 2003
Number	1075L

14 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 350,000 of its ordinary shares on Wednesday, 14 May, 2003 at a price of 342.9405p per share.

END

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:29 15 May 2003
Number	1666L

15 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 370,000 of its ordinary shares on Thursday, 15 May, 2003 at a price of 340.6570p per share.

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Purchase of Own Securities
Released	16:47 16 May 2003
Number	2314L

16 May 2003

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 29 April 2003, it purchased for cancellation 142,000 of its ordinary shares on Friday, 16 May, 2003 at a price of 338.8663p per share.

END

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